Exhibit 99.3

AVRICORE HEALTH’S HEALTHTAB™ ENDORSED BY ONTARIO PHARMACISTS ASSOCIATION FOR REAL-TIME COVID-19 DATA REPORTING IN COMMUNITY PHARMACIES

Avricore Health and the OPA expand their partnership to promote HealthTab™ to pharmacies conducting COVID-19 testing and government for real-time reporting of test results for better community safety.

VANCOUVER, BC – (GLOBE NEWSWIRE) – November 23, 2020 – Avricore Health Inc. (TSXV: AVCR) and the Ontario Pharmacists Association (OPA) are pleased to announce the expansion of their partnership agreement to endorse and promote the Company’s HealthTab™ as a real-time data reporting platform for COVID-19 tests in Ontario pharmacies, as well as government agencies. Avricore and the OPA originally announced their agreement on November 18, 2019.

Under this agreement the Company agrees to share revenues generated with the OPA for HealthTab™ contracts secured through OPA efforts.

“With community pharmacists anticipated to conduct more COVID-19 rapid tests, they are telling us they need to inform patients quickly, reduce workload and ensure that data is getting to reporting agencies seamlessly.” Said Avricore Health’s CEO, Hector Bremner. “HealthTab™ automates these functions and ensures higher productivity and lower costs associated with this work.”

As a preeminent voice of the pharmacy profession in Ontario, the OPA seeks to advance the profession and drive better patient results:

“Today, community pharmacies in Ontario are collecting test samples for asymptomatic COVID-19 patients and we expect to be a critical partner with government to deploy rapid testing.” Said OPA CEO, Justin Bates. “Community pharmacists are prepared to offer these solutions, and with the breakthrough of HealthTab’s fast and reliable data reporting, we feel that patients and the community will have the fastest access to the best information.”

Challenge

Point-of-care testing (POCT) presents a significant opportunity in affordably delivering accurate testing for COVID-19, and other community viral infections, in a scale which will ensure greater coverage of the population.  However, as seen in several jurisdictions, the deployment of these technologies and tests has been undermined by gaps in the ability to quickly and reliably report and share test results.  This is leading to inefficient expenditure of resources and reduced ability to respond to outbreaks quickly and accurately. 1

Recommendation

The OPA recommends the deployment of POCT and screening in the pharmacy setting utilizing the only real-time data reporting platform and software, HealthTab™.  Given the Government of Canada’s approval and significant purchase of Abbott’s ID Now™  molecular testing device and the PanBio Rapid Antigen Tests, community pharmacy can be utilized to deploy these resources and effectively serve communities with rapid testing and real-time reporting.

About Avricore Health Inc.

Avricore Health Inc. is committed to becoming a health innovator and applying technologies at the forefront of science to core health issues at the community pharmacy level. The Company’s goal is to empower consumers, patients and pharmacists with innovative technology, products, services and information to monitor and optimize health. www.avricorehealth.com

About the OPA

The Ontario Pharmacists Association is committed to evolving the pharmacy profession and advocating for excellence in practice and patient care. With more than 10,000 members, OPA is Canada's largest advocacy organization, professional development and drug information provider for pharmacy professionals across Ontario. By leveraging the unique expertise of pharmacy professionals, enabling them to practise to their fullest potential, and making them more accessible to patients, OPA is working to improve the efficiency and effectiveness of the healthcare system. The pharmacy sector plays a strong role in Ontario with an economic impact of more than $6.3 billion across 4,600 pharmacies, employing 60,000 Ontarians. https://www.opatoday.com

1Reference:

Florida cuts ties with Quest Diagnostics after lab failed to report nearly 75K COVID-19 test results

https://www.wtsp.com/article/news/health/coronavirus/florida-cuts-ties-with-quest-diagnostics-after-lab-fails-to-report-thousands-of-test-results/67-6b7f2462-b8a5-40af-8652-38ca57152663

Excel spreadsheet error blamed for UK’s 16,000 missing coronavirus cases

https://www.theverge.com/2020/10/5/21502141/uk-missing-coronavirus-cases-excel-spreadsheet-error

Government of Canada signs agreement for COVID-19 rapid tests and analyzers: https://www.canada.ca/en/public-services-procurement/news/2020/09/government-of-canada-signs-agreement-for-covid-19-rapid-tests-and-analyzers.html

Canada signs deal with Abbott for Panbio COVID-19 antigen tests

https://www.reuters.com/article/us-health-coronavirus-canada-testing-idUSKBN26R320

Cautionary Note Regarding Forward-Looking Statements

Information in this press release that involves Avricore Health's expectations, plans, intentions or strategies regarding the future are forward-looking statements that are not facts and involve a number of risks and uncertainties. Avricore Health generally uses words such as "outlook," "will," "could," "would," "might," "remains," "to be," "plans," "believes," "may," "expects," "intends," "anticipates," "estimate," "future," "positioned," "potential," "project," "remain," "scheduled," "set to," "subject to," "upcoming," and similar expressions to help identify forward-looking statements. In this press release, forward-looking statements include statements regarding: the completion of the placement and the expected timing thereof and the Company's expected use of proceeds from the placement; the unique features that the HealthTabTM platform offers to pharmacists and patients. Forward-looking statements reflect the then-current expectations, beliefs, assumptions, estimates and forecasts of Avricore Health's management. The forward-looking statements in this press release are based upon information available to Avricore Health as of the date of this press release. Forward-looking statements believed to be true when made may ultimately prove to be incorrect. These statements are not guarantees of the future performance of Avricore Health and are subject to a number of risks, uncertainties and other factors, some of which are beyond its control and may cause actual results to differ materially from current expectations, including without limitation: failure to meet regulatory requirements; changes in the market; potential downturns in economic conditions; and other risk factors described in Avricore's public filings. These forward-looking statements speak only as of the date on which they are made, and the Company undertakes no obligation to update them publicly to reflect new information or the occurrence of future events or circumstances, unless otherwise required to do so by law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Contact:

Hector Bremner, CEO 604-773-8943
info@avricorehealth.com
www.avricorehealth.com